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UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

CORUS GROUP plc

(Name of Issuer)

Ordinary Shares of 10p each

(Title of Class of Securities)

22087M101

(CUSIP Number)

Demetrios Serghides

17–19 Omonias Avenue, 1st Floor

CY-3052 Limassol

Cyprus

Tel.: + 357 25 564 555

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 11, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22087M101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gallagher Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Republic of Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
329,134,998 ordinary shares held by Gallagher Holdings Limited are deemed to be beneficially owned by its sole shareholder and control person Alisher Usmanov.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 7.42%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 22087M101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alisher Usmanov

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 329,134,998 ordinary shares

	8.	Shared Voting Power

	9.	Sole Dispositive Power 329,134,998 ordinary shares

	10.	Shared Dispositive Power

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
329,134,998 ordinary shares are deemed to be beneficially owned by Alisher Usmanov as the sole shareholder and control person of Gallagher Holdings Limited.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 7.42%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 to Schedule 13D amends and supplements the statement on Schedule 13D filed by Gallagher Holdings Limited and Alisher Usmanov on May 6, 2003, as amended by Amendment No.1 thereto dated August 22, 2003 (as amended by such Amendment No. 1, the Schedule 13D).  Except as supplemented and amended herein, the Schedule 13D remains in full force and effect.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to a Loan Agreement dated February 28, 2003 between Gallagher Holdings Limited (Gallagher) and Profeteria Co Limited, a company organized under the laws of Cyprus (Profeteria), Profeteria has opened a credit line (the Credit Line) for Gallagher in the principal amount of USD 100 million, with interest accrued at the rate of 5 (five) per cent per annum for the purpose of purchase of securities and derivative financial instruments thereof issued by Corus Group plc (the Issuer).  Profeteria is a Cyprus-based corporate lender that is not affiliated with Gallagher.

After Amendment No. 1 to Schedule 13D was filed on August 22, 2003, Gallagher acquired an additional 28,550,000 ordinary shares of the Issuer through a series of transactions conducted between September 22, 2003 and October 1, 2003.  The aggregate consideration paid by Gallagher in purchasing these 28,550,000 ordinary shares amounted to approximately USD 10,390,817 (inclusive of broker’s fees and stamp duty, and computed as set out in Item 5 below), and Gallagher borrowed the entire amount of this consideration from Profeteria in a series of draw downs under the Credit Line.

Thereafter, Gallagher sold an aggregate of 16,626,678 ordinary shares of the Issuer in a series of transactions conducted between November 12, 2003 and December 4, 2003 the aggregate net proceeds of which amounted to approximately USD 9,474,237.

Finally, Gallagher acquired an additional 102,677,739 ordinary shares of the Issuer in a series of transactions conducted on December 11, 2003.  The aggregate consideration paid by Gallagher in purchasing these 102,677,739 ordinary shares amounted to approximately USD 42,144,183 (inclusive of broker’s fees and stamp duty, and computed as set out in Item 5 below), and Gallagher funded the payment of this consideration partly through the aforementioned sale proceeds and partly through borrowing from Profeteria in a series of draw downs under the Credit Line.

As a result of the foregoing transactions, Gallagher now holds 329,134,998 ordinary shares of the Issuer, representing a net increase in such shareholding of 114,601,061 ordinary shares since Amendment No. 1 to Schedule 13D was filed on August 22, 2003.

Item 5.	Interest in Securities of the Issuer
(a)—(b) Gallagher conducted the following sales and purchases of the ordinary shares of the Issuer after the filing of Amendment No. 1 to Schedule 13D on August 22, 2003:

Date	Number of Shares Acquired (Sold)	Price per share in GBP	Aggregate price in GBP*	Price per share in USD**	Aggregate price in USD**
September 22, 2003	800,000	0.2825	227,808	0.4934	397,889
September 22, 2003	1,000,000	0.2850	287,280	0.4978	501,763
September 23, 2003	1,000,000	0.2900	292,320	0.5065	510,566
September 23, 2003	1,000,000	0.2875	289,800	0.5021	506,165
September 24, 2003	500,000	0.2650	133,560	0.4628	233,276
September 24, 2003	2,000,000	0.2650	534,240	0.4628	933,104
September 24, 2003	1,000,000	0.2700	272,160	0.4716	475,355
September 24, 2003	500,000	0.2625	132,106	0.4585	230,736
September 24, 2003	250,000	0.2750	69,194	0.4803	120,854
September 26, 2003	1,000,000	0.2500	252,000	0.4367	440,143
October 1, 2003	12,000,000	0.1750	2,116,800	0.3057	3,697,203
October 1, 2003	7,500,000	0.1775	1,341,900	0.3100	2,343,763
November 12, 2003	(5,000,000)	0.3230	(1,610,155)	0.5642	(2,812,297)
November 12, 2003	(750,000)	0.3314	(248,213)	0.5788	(433,529)
November 17, 2003	(2,000,000)	0.3250	(648,050)	0.5676	(1,131,884)
December 2, 2003	(1,000,000)	0.3350	(335,000)	0.5851	(585,111)
December 3, 2003	(2,000,000)	0.3275	(655,000)	0.5720	(1,144,023)
December 3, 2003	(66,678)	0.3325	(22,170)	0.5807	(38,722)
December 3, 2003	(10,000)	0.3300	(3,300)	0.5764	(5,764)
December 3, 2003	(2,800,000)	0.3250	(910,000)	0.5676	(1,589,406)
December 4, 2003	(1,000,000)	0.3300	(330,000)	0.5764	(576,378)
December 4, 2003	(1,000,000)	0.3275	(327,500)	0.5720	(572,012)
December 4, 2003	(1,000,000)	0.3350	(335,000)	0.5851	(585,111)
December 11, 2003	11,583,330	0.2350	2,722,083	0.4105	4,754,390
December 11, 2003	312,500	0.2350	73,438	0.4105	128,267
December 11, 2003	90,781,909	0.2350	21,333,749	0.4105	37,261,526
Total	114,601,061

*                               Inclusive of broker’s fees and stamp duty.

**                        All of the aforementioned share purchases were denominated in British pounds in respect of which approximate translations into US dollars are solely for convenience and are computed at the rate of USD 1.7466 per GBP 1, the 12:00 noon buying rate from the Federal Reserve Bank of New York as of December 12, 2003.

All of the foregoing transactions were denominated in British pounds. Each of the share purchases made on December 11, 2003 was a private acquisition made in Cyprus.  All other transactions (whether share purchases or sales) were conducted in the open market on the London Stock Exchange in the United Kingdom.

When Amendment No. 1 to Schedule 13D was filed on August 22, 2003, Gallagher held 214,533,937 ordinary shares of the Issuer.  Based upon information contained in the Issuer’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 31, 2003, the Issuer had 3,130,418,053 outstanding ordinary shares as of December 28, 2002, of which the 214,533,937 ordinary shares held by Gallagher constituted 6.85%.

In a series of acquisitions between September 22, 2003 and October 1, 2003, Gallagher acquired an aggregate of 28,550,000 ordinary shares of the Issuer. On October 1, 2003, Gallagher held 243,083,937 ordinary shares of the Issuer, which constituted 7.77% of the Issuer’s aforementioned 3,130,418,937 ordinary shares.  In a series of dispositions between November 12, 2003 and December 4, 2003, Gallagher sold an aggregate of 16,626,678 ordinary shares of the Issuer.

As of December 4, 2003, Gallagher held 226,457,259 ordinary shares of the Issuer, which constituted 7.23% of the Issuer’s aforementioned 3,130,418,937 outstanding ordinary shares.  On December 8, 2003, the Issuer completed a placing and open offer of 1,304,340,897 new ordinary shares, pursuant to which the aggregate number of the Issuer’s outstanding ordinary shares increased to 4,434,758,950 of which the 226,457,259 ordinary shares held by Gallagher constituted 5.11%.

Thereafter, Gallagher acquired an additional 102,677,739 ordinary shares of the Issuer in a series of transactions on December 11, 2003, as a result of which Gallagher, as of the date of this Amendment No. 2, holds 329,134,998 ordinary shares, which constitute 7.42% of the Issuer’s aforementioned 4,434,758,950 outstanding ordinary shares.

The Shareholder (as Gallagher’s sole shareholder and control person) has the sole power to vote and dispose of all such 329,134,998 ordinary shares.
To the knowledge of either Filing Person, the Manager does not beneficially own any ordinary shares of the Issuer.

(c)           Except as set forth in (a)—(b) above, neither Filing Person nor, to the knowledge of either Filing Person, the Manager, has effected any transaction in the ordinary shares of the Issuer in the 60 days prior to the date of this Amendment No.2 to Schedule 13D.

(d)           To the knowledge of either Filing Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any ordinary shares of the Issuer beneficially owned by the Shareholder.

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits

Exhibit

Description

1.	Joint Filing Agreement dated May 6, 2003 between Gallagher Holdings Limited and Alisher Usmanov (filed as exhibit to Schedule 13D filed May 6, 2003).

2.	Loan Agreement dated February 28, 2003 between Profeteria Co. Limited and Gallagher Holdings Limited (filed as exhibit to Schedule 13D filed May 6, 2003).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2003

GALLAGHER HOLDINGS LIMITED

	By:	/s/ Demetrios Serghides
Demetrios Serghides
Sole Director/Executive Officer

ALISHER USMANOV

/s/ Alisher Usmanov